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Accountants' Consent



The Board of Directors
Xerox Corporation:

We consent to incorporation by reference in the Registration Statements (No. 2-86275 and No. 333-22037) on Form S-8 of Xerox Corporation of our report dated April 30, 1998, relating to the statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedule, which report appears in the December 31, 1997 Annual Report on Form 11-K of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.




Rochester, New York
June 29, 1998